Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Kingsway announces public debt offering

    /NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN
    THE U.S./

    TORONTO, June 21 /CNW/ - (TSX:KFS, NYSE:KFS) Kingsway Financial Services
Inc. ("Kingsway" or the "Company") today announced that its newly formed wholly-owned subsidiary Kingsway 2007 General Partnership has filed a preliminary short form prospectus with the securities regulatory authorities in each of the provinces and territories of Canada for a proposed public offering of senior unsecured debentures which will be jointly and severally guaranteed by Kingsway and Kingsway America Inc. ("Kingsway America"). The
guarantee of Kingsway will be an unsecured senior obligation of Kingsway, will rank equally with all Kingsway's other unsecured senior indebtedness and will rank senior to all existing and future subordinated indebtedness of Kingsway.
The guarantee of Kingsway America will be an unsecured senior obligation of
Kingsway America, will rank equally with all Kingsway America's other unsecured senior indebtedness and will rank senior to all existing and future subordinated indebtedness of Kingsway America.
    The debentures will only be qualified with securities regulatory authorities in Canada and will be sold through a syndicate of underwriters led by Scotia Capital Inc. and including RBC Dominion Securities Inc. The net proceeds of this offering are expected to be used to provide additional capital to Kingsway and its indirect and direct subsidiaries to support the expected growth of business and for general corporate purposes, which will include the payment of all or a portion of the amount outstanding under its revolving credit facility.

    This press release is not an offer of the securities for sale in the
United States. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

    Forward Looking Statements
    --------------------------
    This press release includes "forward looking statements" that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its
2006 Annual Report under the heading Risks and Uncertainties in the
Management's Discussion and Analysis section. The Company disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

    About the Company
    -----------------
    Kingsway is one of the largest truck insurers and non-standard automobile insurers in North America based on A.M. Best data that we have compiled.
Kingsway's primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through thirteen wholly-owned insurance subsidiaries in Canada and the United States. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty
Insurance Company and Jevco Insurance Company. United States subsidiaries include Universal Casualty Company, American Service Insurance Company,
Southern United Fire Insurance Company, Lincoln General Insurance Company,
U.S. Security Insurance Company, American Country Insurance Company, Zephyr
Insurance Company, Mendota Insurance Company, Mendakota Insurance Company and
Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda.
    The common shares of Kingsway are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

    %SEDAR: 00003152E          %CIK: 0001072627

    /For further information: Shaun Jackson, Executive Vice President and
Chief Financial Officer, Tel: (905) 629-7888, Fax: (905) 629-5008, Web Site:
www.kingsway-financial.com/
    (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 15:05e 21-JUN-07